EXHIBIT 99.1

Maxeon Appoints Vikas Desai as Chief Commercial Officer

SINGAPORE, April 1, 2024 - Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN), a global leader in solar innovation and channels, today announced the appointment of Vikas Desai as Chief Commercial Officer, effective immediately. Desai joined Maxeon in October last year, as part of the Solaria asset acquisition and will now be responsible for the Company’s global go-to-market and customer-facing functions. As a member of the executive leadership team, he will report directly to CEO Bill Mulligan.

“Vikas is a respected solar industry veteran with an extensive track record of creating trusted partnerships that drive successful channel growth and deliver enhanced value to customers and partners,” said Bill Mulligan, Maxeon CEO. “Since joining Maxeon, he has been successfully building our U.S. channel, and now in his expanded role will further strengthen our brand and the value proposition of our solutions to grow all our commercial activities globally.”

A solar energy and technology executive with over twenty years’ experience, he has built and scaled multiple global businesses spanning hardware and software for both B2B and B2C. He came to Maxeon with the Company’s acquisition of assets from Complete Solaria in October 2023, where he had served as President. Previously, he has held leadership roles at Powerside, Flextronics, SunEdison, SunPower, EchoFirst and other technology companies.

“Maxeon clearly has the best solar products in the industry, and I’m excited about the opportunity to elevate us to the number one brand with channel partners, distributors and developers in all our markets worldwide. We are committed to driving technology innovation as well as building a trusted ecosystem that delivers the best solar customer experience, and enabling partner success with programs and platforms that make Maxeon their partner of choice.”

Vikas is based at Maxeon’s corporate office in San Jose, CA.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon leverages over 35 years of solar energy leadership and over 1,650 patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial, and power plant customers. Maxeon's integrated home energy management is a flexible ecosystem of products and services, built around the award-winning Maxeon® and SunPower® branded solar panels. With a network of more than 1,700 trusted partners and distributors, and more than one million customers worldwide, the Company is a global leader in solar. For more information visit us at www.maxeon.com, on LinkedIn and Twitter.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, but not limited to, statements regarding the Company's expectations of success in its management and growth strategy. These forward-looking statements can be identified by terminology such as "will," "expects," "confident," "enhance," and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance, or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the SEC from time to time, including our Form 20-F, particularly under the heading "Item 3.D. Risk Factors." Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.
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For further information:
Investor Contact: Robert Lahey, Robert.Lahey@maxeon.com, Mobile: +1 (202) 246-1872
Media Contact: Forrest Monroy, forrest.monroy@maxeon.com or Anna Porta, anna.porta@maxeon.com, +39 345 770-6205